SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934*

Restaurant Acquisition Partners, Inc.
(Name of Issuer)

Common Stock, 0.0001 par value per share
(Title of Class of Securities)

761250109 (Common Stock)
(CUSIP Number)

August 16, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☑  Rule 13d-1(c)

☐  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

CUSIP NO. 761250109                                                                                                                Page 2 of 6

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Acqua Wellington North American Equities, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 216,100
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 216,100
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 216,100
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.18%
12	TYPE OF REPORTING PERSON* OO (An international business company organized under the laws of the British Virgin Islands)
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 761250109                                                                                                                Page 3 of 6
Item 1.

(a)           Name of Issuer:

Restaurant Acquisition Partners, Inc.  (the “Company”)

(b)           Address of Issuer's Principal Executive Offices:

5950 Hazeltine National Drive, Suite 290
Orlando, Florida 32822

Item 2.

(a)           Name of Person Filing:

Acqua Wellington North American Equities, Ltd.

(b)           Address of Principal Business Office or, if none, Residence:

Acqua Wellington North American Equities, Ltd.
c/o Ogier
Qwomar Complex, 4th Floor
P.O. Box 3170
Road Town, Tortola
British Virgin Islands

(c)           Citizenship:

British Virgin Islands

(d)           Title of Class of Securities:

Common Stock, 0.0001 par value per share (“Common Stock”).

(e)           CUSIP Number:

761250109 (Common Stock)

CUSIP NO. 761250109                                                                                                                Page 4 of 6

Item 3.          If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.          Ownership.

The following is information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)               Amount beneficially owned:

As of the date of this filing, the Reporting Person beneficially owns 216,100 shares of Common Stock.

(b)           Percent of class:

5.18% of the Company's Common Stock, which percentage was calculated based on a figure of 4,166,667 shares of Common Stock outstanding as of April 22, 2007, as reported in the Company's Current Report on Form 10QSB, dated as of June 6, 2007.

(c)           Number of shares as to which the person has:

(i)           Sole power to vote or to direct the vote: 216,100

(ii)          Shared power to vote or to direct the vote:  0

(iii)         Sole power to dispose or to direct the disposition of: 216,100

(iv)         Shared power to dispose or to direct the disposition of: 0

Item 5.          Ownership of Five Percent or Less of a Class

                      Not applicable.

Item 6.          Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.          Identification and Classification of the Subsidiary Which Acquired the Security     Being Reported on By the Parent Holding Company

Not applicable.

Item 8.          Identification and Classification of Members of the Group

Not applicable.

CUSIP NO. 761250109                                                                                                                Page 5 of 6

Item 9.            Notice of Dissolution of Group

   Not applicable.

Item 10.          Certification

   Certification pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 761250109                                                                                                                Page 6 of 6

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 17, 2007

                                               ACQUA WELLINGTON NORTH AMERICAN EQUITIES, LTD.

By: /s/ Deirdre M. McCoy
       Name: Deirdre M. McCoy
 Title:  Corporate Secretary